Exhibit 99.1

PARAGON SHIPPING ANNOUNCES SIGNING

OF AN AGREEMENT WITH ONE OF ITS LENDERS

December 8, 2015 – Athens, Greece - On 8 December 2015, Paragon Shipping Inc. entered into an agreement with Commerzbank AG for the full and final satisfaction of all amounts outstanding under a US$57,000,000 facility, of which approximately US$38,237,500 is currently outstanding, in exchange for the net sale proceeds of the mortgaged vessels, namely m.vs. “DIAMOND SEAS”, “PEARL SEAS” and “SAPPHIRE SEAS” (the “Vessels”). The Vessels have been committed for sale to an unaffiliated third party under separate Memoranda of Agreement and are expected to be delivered to their buyer by 12 February 2016.

About Paragon Shipping Inc.

Paragon Shipping is an international shipping company incorporated under the laws of the Republic of the Marshall Islands with executive offices in Athens, Greece, specializing in the transportation of drybulk cargoes. Paragon Shipping’s current fleet consists of twelve drybulk vessels with a total carrying capacity of 719,769 dwt. In addition, Paragon Shipping’s current newbuilding contracts consist of two Ultramax and three Kamsarmax drybulk carriers that are scheduled to be delivered between the fourth quarter of 2015 and the first quarter of 2016. The Company’s common shares and senior notes trade on the NASDAQ Capital Market under the symbols “PRGN” and “PRGNL,” respectively. For more information, visit: www.paragonship.com. The information contained on Paragon Shipping’s website does not constitute part of this press release.

Contacts:

Paragon Shipping Inc.
ir@paragonshipping.gr

DresnerAllenCaron

Rudy Barrio (Investors)

rbarrio@dresnerallencaron.com

(212) 691-8087